Exhibit 99.1

Catalyst Paper Reports Fatality at its Crofton Mill

RICHMOND, BC, Jan. 28, 2016 /CNW/ - Catalyst Paper (TSX: CYT) regrets to report the occurrence of a fatal incident involving an employee at its Crofton mill. The incident resulted from an industrial vehicle roll-over which occurred yesterday evening at the mill.

The Coroner, RCMP and WorkSafeBC have been contacted and an investigation is underway.

"We are saddened by this tragic incident," says Joe Nemeth, President and Chief Executive Officer. "We are doing everything possible to support the investigation. We extend our deepest sympathies to the family of the deceased."

WorkSafeBC will lead the investigation, fully supported by mill personnel.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President & Chief Financial Officer, (604) 247-4014, frank.decostanzo@catalystpaper.com; Media Contact: Eduarda Hodgins, Director, Organization Development & Communications, (604) 247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 11:25e 28-JAN-16